Exhibit 99.2

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 30,
2022 AT 10:00 AM

Notice is hereby given that an annual general meeting of Trinity Biotech plc (the “Company”) will be held at the Company’s registered office at IDA Business Park, Bray, Co. Wicklow, Ireland, A98 H5C8, on September 30, 2022 at 10:00am for the following purposes:

Ordinary Business

1.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“THAT the authorised share capital of the Company be increased with immediate effect from 232,700,000 A Ordinary Shares of US$0.0109 each to 832,700,000 A Ordinary Shares of US$0.0109 each by the creation of an additional 600,000,000 A Ordinary Shares of US$0.0109 each, such additional shares to rank pari passu in all respects with the existing A Ordinary Shares in the capital of the Company.”

2.	To re-appoint Grant Thornton as statutory auditor of the Company to hold office until the conclusion of the next annual general meeting at which accounts are laid before the Company.

3.	To authorise the board of directors to fix the statutory auditors' remuneration.

4.	To re-elect the following directors (in each case by separate resolution) who in each case retires, and, being eligible, offers himself for re-election:

(a.)	Aris Kekedjian;

(b.)	Michael Sung Soo Kim; and

(c.)	Seon Kyu Jeon.

5.
To review the affairs of the Company and consider the statutory financial statements of the Company for the year ended December 31, 2021 together with the reports of the directors and statutory auditors thereon.

Special Business

6.	To consider and, if thought fit, pass the following resolution as a special resolution:

"THAT the Memorandum of Association of the Company be altered by:

(a.)	the insertion of the words "(the "Company")" at the end of clause 1;

(b.)	the insertion of the words "registered under Part 17 of the Companies Act 2014 (as amended) (the "Act")" at the end of clause 2;

(c.)	the deletion of the word "tine" in clause 3.1.3 and the substitution therefor of the word "the";

(d.)	the insertion of the words "health and wellness related service providers" immediately following the words "businesses of researchers, manufacturers," in clause 3.1.3;

(e.)	the deletion of the words "Section 155 of the Companies Act, 1963" in clause 3.14 and the substitution therefor of the words "Section 7 and 8 of the Act"; and

(f.)
the deletion of the words "The share capital of the Company is US$2,187,630 divided into 200,700,000 A Ordinary Shares of US$0.0109 each" in clause 5 and the substitution therefor of the words "The share capital of the Company is US$9,076,430 divided into 832,700,000 A Ordinary Shares of US$0.0109 each."

7.	To consider and, if thought fit, pass the following resolution as a special resolution:

"THAT, the Articles of Association of the Company, which have been signed for identification purposes by the Chairman of this annual general meeting and which have been available for inspection on the Company's website www.trinitybiotech.com and at the registered office of the Company since the date of issue of the Notice of this annual general meeting, be approved and adopted as the new Articles of Association of the Company on and with immediate effect from the passing of this Resolution in substitution for, and to the exclusion of, the existing Articles of Association of the Company."

8.	To consider and, if thought fit, pass the following resolution as a special resolution:

"THAT, the Company and/or any subsidiary (as defined by Section 7 of the Companies Act 2014) of the Company be generally authorised to make overseas market purchases (as defined by Section 1072 of that Act) on the National Association of Securities Dealers Automated Quotation (“NASDAQ”) market of A ordinary shares of US$0.0109 each issued in the capital of the Company (the "Share(s)") and/or American Depositary Receipts evidencing the Shares (the "ADRs"), on such terms and conditions and in such manner as the directors may determine from time to time but subject, however, to the provisions of the Companies Act 2014, the Articles of Association of the Company and to the following provisions:

(a.)
the maximum number of the Shares (or Shares evidenced by ADRs) authorised to be acquired pursuant to this resolution shall not exceed 25% of the Shares in issue of the Company as at the close of business on the date of the passing of this resolution;

(b.)	the minimum price (exclusive of taxes and expenses) which may be paid for a Share (or per Share evidenced by ADRs) shall be an amount equal to the nominal value of that Share; and

(c.)
the maximum price (exclusive of taxes and expenses) which may be paid for a Share (or per Share evidenced by ADRs) shall be an amount equal to 110% of the product of the average of the NASDAQ official close price of the ADRs for the period of ten business days immediately preceding the day on which the Share is purchased divided by the number of Shares evidenced by one ADR.

The authority hereby conferred shall expire at the close of business on the date which is five years after the date of passing this resolution unless previously revoked, varied or renewed in accordance with the provisions of Section 1074 of the Companies Act 2014. The Company and/or any subsidiary of the Company may, before such expiry, enter into a contract for the purchase of Shares and/or ADRs which would or might be executed wholly or partly after such expiry and may complete any such contract as if the authority conferred hereby had not expired.”

9.	To consider and, if thought fit, pass the following resolution as a special resolution:

"THAT, for the purposes of Section 1078 of the Companies Act 2014, the re-allotment price range at which A ordinary shares of US$0.0109 each issued in the capital of the Company (the "Share(s)") and/or American Depositary Receipts evidencing the Shares (the "ADRs"), held as treasury shares (as defined by Section 106 of that Act) ("Treasury Shares") may be re-allotted off-market shall be as follows:

(a.)	the maximum price (exclusive of expenses) at which a Treasury Share may be re-allotted off-market shall be $30.00; and

(b.)	the minimum price (exclusive of expenses) at which a Treasury Share may be re-allotted off-market shall be an amount equal to 85% of the Relevant Price.

For the purposes of this resolution, the expression "the Relevant Price" shall mean the average of the National Association of Securities Dealers Automated Quotation official close price of the ADRs (being appropriately adjusted, where relevant, by dividing such closing price by the number of Shares evidenced by one ADR) for the period of ten business days immediately preceding the day on which the Treasury Share is re-allotted.  The authority hereby conferred shall expire at the close of business on the date which is eighteen months after the date of passing this resolution unless previously revoked, varied or renewed in accordance with and subject to the provision of the said Section 1078."

By order of the Board Seon Kyu Jeon Chairman of the Board

Notes:

1.
Where used in this Notice the expression “American Depositary Receipt or ADR” means an American depositary receipt evidencing one or more American depositary share(s), each of which in turn represents four shares.

2.
Any member entitled to attend and vote at this meeting may appoint a proxy who need not be a member of the Company to attend, speak and vote in his/her place.  Completion of the enclosed form of proxy will not affect the right of a member to attend and vote at this meeting in person.

3.
To be valid, forms of proxy duly signed together with the power of attorney or such other authority under which they are signed (or certified copy of such power or authority), must be lodged with Computershare Investor Services Ireland, 3100 Lake Drive, Citywest Business Campus, Dublin 24, D24 AK82, Ireland, not later than September 28, 2022 at 10:00am (or in the case of an adjournment, 48 hours before the time appointed for the holding of the meeting).

4.
The record date for the annual general meeting is September 2, 2022. Only those shareholders on the register of members and holders of ADRs at close of business on that date are entitled to vote at the annual general meeting or at any adjournment or postponement thereof.

5.
ADR holders may instruct the ADR depositary, The Bank of New York Mellon (BNY), as to the way in which the shares represented by their ADRs should be voted by completing and returning the voting card provided by BNY in accordance with the instructions delivered by BNY to ADR holders.

6.	In accordance with Section 1073 of the Act, except where specified, each of Resolution 8 and Resolution 9 shall apply equally to American Depositary Receipts as each of them applies to the shares.

7.
Voting on each of the resolutions will be decided on a poll. This means that shareholders who do not attend the annual general meeting in person but have validly submitted a form of proxy will have their votes taken into account according to the number of shares they hold.

8.	All references to time in this Notice are to Irish Standard Time (as set out in the Standard Time Act 1968 and the Standard Time (Amendment) Act 1971).

9.	The board reserves the right to withdraw any resolution contained in this Notice from the business of the AGM at any time up to the commencement of the AGM.

10.	Board Diversity Matrix

Country of Principal Executive Offices		Ireland
Foreign Private Issuer		Yes
Disclosure Prohibited under Home Country Law		No
Total Number of Directors		6
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors		6
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		3
LGBTQ+		0
Did Not Disclose Demographic Background		0

11.	Board Practices, Corporate Governance and Compensation of Certain Executive Officers and Directors

Item 6.B (“Compensation”) of our Annual Report on Form 20-F for the year ended December 31, 2021 (which we refer to as our 2021 Form 20-F), contains information regarding compensation paid to our directors and certain office holders (including our five most highly compensated office holders) with respect to 2021. Item 6.C of our 2021 Form 20-F (“Board Practices”) contains additional information regarding our Board, its committees and our corporate governance practices.

We encourage you to review those portions of our 2021 Form 20-F, which we incorporate by reference herein (and for which we have provided a general link below), to obtain additional information: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000888721/000117891322001759/zk2227651.htm.